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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

   SOLICITATION/ RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                 AMENDMENT NO. 1



                                 COCENSYS, INC.
                            (Name of Subject Company)

                                 COCENSYS, INC.
                        (Name of Person Filing Statement)



                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    191263201
                      (CUSIP Number of Class of Securities)

                              --------------------


                            F. RICHARD NICHOL, PH.D.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 COCENSYS, INC.
                              213 TECHNOLOGY DRIVE
                                IRVINE, CA 92618
                                 (949) 753-6100

            (Name, address and telephone number of person authorized
                 to receive notice and communications on behalf
                         of the person filing statement)

                              --------------------

                                   Copies to:

                             ALAN C. MENDELSON, ESQ.
                          SUZANNE SAWOCHKA HOOPER, ESQ.
                               COOLEY GODWARD LLP
                              FIVE PALO ALTO SQUARE
                               3000 EL CAMINO REAL
                            PALO ALTO, CA 94306-2155
                                 (650) 843-5000

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         This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Amendment") relates to a tender offer by Purdue Acquisition Corporation, a Delaware corporation ("Offeror"), and an indirect wholly owned subsidiary of Purdue Pharma L.P., a Delaware limited partnership ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock issued under the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and together with the Common Stock, the "Shares") of CoCensys, Inc., a Delaware corporation (the "Company"), at a purchase price of $1.16 per Share, net to the seller in cash (subject to any applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase, dated August 12, 1999, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

         Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Solicitation/Recommendation Statement on Schedule 14D-9 dated August 12, 1999.

ITEM 2.  TENDER OFFER OF THE BIDDER.

         Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

         On September 9, 1999, Parent issued a press release extending the Expiration Date of the Offer to 5:00 p.m., New York City time, on Thursday, September 16, 1999, a copy of which is incorporated by reference to Exhibit
(a)(9) of the Schedule 14D-1/A of Parent and Offeror, filed with the SEC on September 10, 1999.

         On September 16, 1999, Parent issued a press release extending the Expiration Date of the Offer to 5:00 p.m., New York City time, on Thursday, September 23, 1999, a copy of which is incorporated by reference to Exhibit
(a)(11) of the Schedule 14D-1/A of Parent and Offeror, filed with the SEC on September 17, 1999.

ITEM 3 (ii). IDENTITY & BACKGROUND--ARRANGEMENTS WITH PARENT, THE OFFEROR OR ANY OF THEIR EXECUTIVE OFFICERS OR AFFILIATES

         The description of the Merger Agreement included in Item 3(ii) of the
Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

         On September 16, 1999, Parent, Offeror and the Company agreed to amend the Merger Agreement to clarify that the definition of Fully Diluted Shares would not include "out-of-the money" stock options.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         The description of the Background of the Offer included in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

         On September 16, 1999, Parent, Offeror and the Company agreed to amend the Merger Agreement as set forth in Exhibit (a)(10) of the Schedule 14D-1/A of Parent and Offeror, filed with the SEC on September 17, 1999, which is incorporated by reference herein.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 of the Schedule 14D-9 is hereby amended to add the following:

         Exhibit 6: Press Release issued by Parent on September 9, 1999 (1)

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         Exhibit 7: Amendment No. 1 to Agreement and Plan of Merger, dated as of
                    August 5, 1999, among Purdue Pharma L.P., Purdue Acquisition Corporation and CoCensys, Inc., dated as of September 16, 1999 (2)

         Exhibit 8: Press Release issued by Parent on September 16, 1999 (3)

         ---------------

         (1) Incorporated by reference to Exhibit (a)(9) of the Schedule 14D-1/A of Parent and Offeror, filed with the SEC on September 10, 1999.

         (2) Incorporated by reference to Exhibit (a)(10) of the Schedule 14D-1/A of Parent and Offeror, filed with the SEC on September 17, 1999.

         (3) Incorporated by reference to Exhibit (a)(11) of the Schedule 14D-1/A of Parent and Offeror, filed with the SEC on September 17, 1999.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: September 17, 1999


                               CoCensys, Inc.



                                By:         /s/ F. Richard Nichol
                                    --------------------------------------------
                                    Name:  F. Richard Nichol
                                    Title: CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE
                                    OFFICER



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